SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: August 4, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-☐	Form 40-F-☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

     Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 4, 2004	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

August 4, 2004

Ivanhoe Mines plans conference call to review
quarterly financial results and progress on principal projects

TORONTO — Ivanhoe Mines will host a telephone conference call to coincide with the forthcoming release of the company’s second-quarter financial report that is due by the middle of August. The time of the call, and instructions for accessing the proceedings, will be announced next week by news release and on the company’s website, www.ivanhoemines.com.

During the call, Ivanhoe’s senior executives will be available to provide updates on the company’s copper and gold projects, including planning for the development of the Oyu Tolgoi deposits in southern Mongolia. Executives also will respond to questions arising from the financial results and the accompanying MD&A.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts in North America:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755